FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]                      Form 40-F   [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ]                      No   [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

(1)	Notice to Stock Exchange, “Change in Cost Auditors,” June 4, 2004.
(2)	Press Release, “Dr. Reddy’s announces USFDA approval for Ciprofloxacin tablets,” June 10, 2004.

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946 Fax: 91 40 2373 1955

www.drreddys.com

Notice To Stock Exchange

Subject: Change in Cost Auditors

June 04, 2004: The Cost Auditors of the Company M/s. R R Sharma & Co. have expressed their intention not to opt for re-appointment for the Financial Year 2004-05.

The Board of Directors of the Company at its meeting held on May 29, 2004 has appointed M/s Sagar & Associates, Cost Accountants as Cost Auditors of the Company for the Financial Year 2004-05, subject to the approval of the Central Government.

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 2373 1946 Fax: 91 40 2373 1955

www.drreddys.com

Dr. Reddy’s announces USFDA approval for Ciprofloxacin tablets

Hyderabad, India, June 10, 2004:

Dr. Reddy’s Laboratories Limited (NYSE: RDY) announced today that the United States Food and Drug Administration (USFDA) has issued final approval for the Company’s Abbreviated New Drug Application for Ciprofloxacin tablets 100 mg, 250 mg, 500 mg and 750 mg.

The company is eligible for 180-days of market exclusivity for the 100 mg strength.

Ciprofloxacin is the AB-rated generic equivalent of Bayer Corporation’s Cipro®. Cipro® is a broad-spectrum antibiotic, approved for the treatment of several types of infection. As per IMS 2003, the product had annual US brand sales of approximately US $1 billion.

About Dr. Reddy’s

Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

Contact Information

Media: Pratap Antony at pratapa@drreddys.com or on +91-40-55511634 or R Rammohan at rammohanr@drreddys.com or on +91-40-55511620.

Investors and Financial Analysts: Nikhil Shah at nikhilshah@drreddys.com or on +91-40-55511532

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy’s Laboratories Limited (Registrant)
Date: July 8, 2004	By:	/s/ V. Viswanath
(Signature)*
V. Viswanath Company Secretary

*Print the name and title of the signing officer under his signature.